Exhibit 99.1

GOLDBELT RESOURCES LTD.
Sterling Tower
372 Bay Street Suite 1201
Toronto, Ontario
M5H 2W9
Tel: (416) 364-0557, Fax: (416) 364-7120

INFORMATION CIRCULAR
(As at November 3, 2006, except as indicated)

SOLICITATION OF PROXIES

Goldbelt Resources Ltd. (the "Company") is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Friday, December 8, 2006 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 or Fax 1-866-249-7775 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "shares"), of which 63,787,884 shares are issued and outstanding as of November 3, 2006. Persons who are registered shareholders at the close of business on November 3, 2006 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, there is no party who beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to the issued and outstanding common shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Dundee Precious Metals Inc.	25,396,562(1)	40%

(1)    Excludes 4,714,932 Common Shares held by Resolute Limited upon exercise of warrants on November 3, 2006. After giving effect to the contemplated transfer of the 4,714,932 Common Shares from Resolute Limited to Dundee Precious Metals Inc (“Dundee”), the ownership percentage in the Company held by Dundee would be 30,111,494 Common Shares or 47%. of the issued and outstanding Common Shares.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

The directors have fixed the number of directors at six. The Company is required to have an audit committee. Members of this committee are as set out below. The Company does not have an executive committee.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, and each other person whose term of office as a director will continue after the Meeting, is as follows:

# of Common Shares
beneficially owned,
	Principal Occupation or employment and,		directly or indirectly,
Name, Jurisdiction of Residence	if not a previously elected Director, occupation	Previous Service	or controlled or
and Position(1)	during the past 5 years	as a Director	directed(5)
Paul J. Morgan(2)(3)(4)	Executive Chairman & Director; formerly	March 1992	2,590,400
Colorado, USA	president and CEO
Executive Chairman & Director
Collin Ellison(4)	CEO of the Company; Professional Engineer;	December 2005	Nil
Ontario, Canada	formerly Project Director Olympic Dam
Director, President & CEO	Project, Western Mining Limited
Paul G. Naughton	Director since March, 1992; Co-Chairman from	March 1992	2,596,400(6)
Perth, Australia	1992 to March 2005; Prior to that, Chairman of
Director	Australmin Holdings Limited
Brian C. Irwin(3)	Retired, Partner with DuMoulin Black LLP	April 1996	217,500
British Columbia, Canada	(Securities Law)
Secretary & Director
Laurence D. Marsland(2)(4)	Professional Engineer, Mining Executive, Vice-	March 2005	Nil
Colorado, USA	President and COO of Dundee Precious Metals
Director	Inc.

# of Common Shares
beneficially owned,
	Principal Occupation or employment and,		directly or indirectly,
Name, Jurisdiction of Residence	if not a previously elected Director, occupation	Previous Service	or controlled or
and Position(1)	during the past 5 years	as a Director	directed(5)
Elizabeth Martin(2)(3)	Consultant	December, 2005	Nil
Ontario, Canada
Director

(1)	The information as to Province of residence and principal occupation, not being within the knowledge of the Company, has been individually furnished by the respective nominees.
(2)         Member of the audit committee.
(3)         Member of the compensation and corporate governance committee.
(4)         Member of the technical committee.
(5)
Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 15, 2006, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

(6)
200,400 of these Shares are registered in the name of the Lytton Superannuation Fund and 112,500 of these Shares are registered in the name of the Naughton Family Trust, all of which Shares are held in trust for members of the Naughton family. 2,000,000 of these shares are owned by a trust controlled by one of the directors children and are not owned or controlled by him.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

Except as disclosed below, to the knowledge of the Company, no proposed director:

(a)
is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)          was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)         was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)         or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)
has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In respect of the above, Laurence Marsland joined Navan Mining Plc. ("Navan") as CEO in March 2002, just after Navan recommenced trading on the London Stock Exchange, having been suspended in October, 2001. At the time Navan was in financial difficulties. Despite efforts to raise financing, Navan's financial condition continued to deteriorate and in December, 2002 the principal secured creditor of Navan called their loan and placed Navan in Administrative Receivership. Mr. Marsland was dismissed by the receiver in December, 2002 and Navan remains in receivership today.

The following directors of the Company hold directorships in other reporting issuers as set out below:

Number and Name of
Name	Other Reporting Issuers	Position	Period
Elizabeth Martin	Manicouagan Minerals Inc.	Director	May 2006 - Present
Brian C. Irwin	Callinan Mines Limited	Secretary & Director	September 1995 - present
	Brazauro Resources Corporation	Secretary & Director	September 1995 - present
	Carlin Gold Corporation	Director	May 2004 - present
	Constantine Metal Resources Ltd.	Director	May 2006 - present
	International Northair Mines Ltd.	Director	September 2006 - present
	Ashton Mining of Canada Inc.	Chairman & Director	October 2006 - present

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2006 and the other three most highly compensated executive officers of the Company as at June 30, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs"). Goldbelt has 2 named Executive Officers, Collin Ellison and Hemdat Sawh.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name & Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/SARs Granted(2) (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP(3) Payouts ($)	All Other Compen- sation ($)
Collin Ellison(4) President & CEO	2006 2005	250,000 65,500	$149,000(6) Nil	Nil Nil	1,250,000 Nil	Nil Nil	Nil Nil	Nil Nil
Hemdat Sawh(5) CFO	2006	112,500	Nil	Nil	200,000	Nil	Nil	Nil

(1)    Financial years ended June 30, 2006 and June 30, 2005.
(2)    SARs are stock appreciation rights.
(3)    LTIP means long-term incentive plan.
(4)    Mr. Ellison became CEO effective March 30, 2005.
(5)    Mr. Sawh became CFO effective October 3, 2005.
(6)    Payable based on milestones achieved in 2006.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted under the Company's Stock Option Plan or otherwise during the most recently completed financial year to each of the Named Executive Officers.

		% of Total		Market Value of
	Securities Under	Options/SARs		Securities
	Option/SARs	Granted to	Exercise or Base	Underlying
NEO	Granted(1)	Employees in	Price(2)	Options/SARs on	Expiration
Name	(#)	Financial Year	($/Security)	Date of Grant ($/Security)	Date
Collin Ellison	1,250,000	52.7%	$0.69	$0.69	December 16, 2010
Hemdat Sawh	200,000	8.4%	$0.54	$0.54	September 26, 2010

(1)
The options for common shares generally become exercisable on the date of grant. However, Collin Ellison holds an option to acquire 1,250,000 of which 545,000 common shares have vested and the remaining 705,000 common shares vest upon achievement of certain milestones relating to development of the Belahouro Project.

(2)
The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") at the time of the grant of the option, less the maximum discount permitted under the regulations of the Exchange.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/Unexercisable	Value of Unexercised In- the-Money Options/SARs at Financial Year-End(1) ($) Exercisable/Unexercisable
Collin Ellison	Nil	$Nil	545,000/705,000	267,050/345,450
Hemdat Sawh	Nil	$Nil	200,000/Nil	128,000/Nil

(1)    Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise or base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no compensatory plan or arrangement with respect to a Named Executive Officer in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000, except as set out below.

The Company is a party to an employment agreement with Collin Ellison dated March 29, 2005 whereby Mr. Ellison agreed to act as an executive of the Company. The term of the agreement is for a period of two years commencing on April 1, 2005. Under the agreement, Mr. Ellison is entitled to annual compensation in the amount of $250,000 payable in equal monthly installments. In addition, Mr. Ellison is entitled to bonuses in the aggregate of $192,000 on the attainment by the Company of certain milestones as set out in the agreement. In the event of termination of the agreement without cause after a change of control, Mr. Ellison is entitled to any payments due under the agreement as at the date of termination and eighteen months compensation.

The Company is a party to an employment agreement for an indefinite period with Hemdat Sawh dated August 15, 2005 whereby Mr. Sawh agreed to act as the CFO of the Company. Under the agreement, Mr. Sawh is entitled to annual compensation in the amount of $150,000. Upon termination of the agreement without cause or in the event of a change of control , Mr. Sawh is entitled to any payments due under the agreement as at the date of termination and eighteen months compensation.

Compensation of Directors

Directors are compensated by the Company for their services in their capacity as directors and for committee participation, involvement in special assignments or for services as a consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Proxy Circular on the basis that each non-executive director receives $20,000 per year as a non-executive retainer and is entitled to receive $2,000 for each directors' meeting attended, each Chair of a Board committee receives a retainer of $5,000 per year, and each member of a committee receives $1,000 for each committee meeting attended. In addition, the Board has agreed that each director shall receive an annual stock option grant of options to purchase 175,000 shares exercisable for five (5) years at the market price.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and directors. The Company did grant an aggregate of 1,415,000 stock options to the five directors, excluding the Named Executive Officers, during the most recently completed financial year. The details of the stock option grants to directors of the Company are set out in the following table:

Name	Securities Under Options/SARs Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Paul G. Naughton	220,000 225,000	$0.89 $0.62	$0.89 $0.62	February 10, 2011 November 25, 2010
Paul Morgan	220,000 250,000	$0.89 $0.62	$0.89 $0.62	February 10, 2011 November 25, 2010
Elizabeth Martin	300,000	$0.69	$0.69	December 16, 2010
Brian C. Irwin	220,000 225,000	$0.89 $0.62	$0.89 $0.62	February 10, 2011 November 25, 2010
Laurence D. Marsland	225,000	$0.62	$0.62	November 25, 2010

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

			Number of securities
			remaining available for future
	Number of securities to be		issuance under equity
	issued upon exercise of	Weighted-average exercise	compensation plans
	outstanding options, warrants	price of outstanding	(excluding securities reflected
	and rights	options, warrants and	in column (a))
Plan Category	(a)	rights (b)	(c)
Equity compensation plans approved	4,300,000	$0.63	Nil
by securityholders
Equity compensation plans not approved by securityholders	810,000	$0.86	N/A
Total	5,110,000	$0.67	Nil

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

Davidson & Company, Chartered Accountants, of Vancouver, British Columbia, is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Davidson & Company as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the directors.

MANAGEMENT CONTRACTS

No management functions of the Company or subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•             Review and appraise the performance of the Company’s external auditors.

•	Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)          Review and update this Charter annually.

(b)
Review the Company's financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)	Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)	Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)	Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)
At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)	Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)          Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)          Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.    the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.    such services were not recognized by the Company at the time of the engagement to be non-audit services; and

              iii.   such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)	In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)	Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)	Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)
Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)          Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)            Review certification process.

(j)            Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Elizabeth A. Martin	Independent(1)	Financially literate(1)
Laurence D. Marsland	Independent(1)	Financially literate(1)
Paul J. Morgan	Non-Independent(1)	Financially literate(1)

(1) As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Ms. Martin is a CMA with a financial background in international exploration and mining projects. She has, over the years, assumed increasingly senior roles in base metal and precious metal companies such as Northgate Mines Inc., WMC Limited, IAMGOLD Corporation and High River Gold Mines Ltd. Mr. Marsland is Chief Operating Officer of Dundee Precious Metals Inc. and as such has been actively engaged in financial matters and reporting requirements. Mr. Morgan has extensive business experience in the resources sector through his present position as Executive Chairman and Director of Goldbelt, former Director and audit committee member of Gabriel Resources Ltd., past President and CEO of Regal Petroleum Limited and Southern Titanium NL.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditors Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2006	$52,550	$8,000	$2,750	Nil
June 30, 2005	$25,000	Nil	Nil	Nil

Exemption in Section 6.1 of MI 52-110

The Company is relying on the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

CORPORATE GOVERNANCE DISCLOSURE

A summary of the responsibilities and activities and the membership of each of the Committees are set out below.

National Instrument 58-201 (“NI 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of six directors, three of whom are independent based upon the tests for independence set forth in MI 52-110. Mr. Naughton, Mr. Marsland and Ms. Martin are independent. Mr. Ellison is not independent as he is CEO of the Company. Mr. Morgan is not independent as he is the Executive Chairman of the Company. Mr. Irwin is not independent as he is the Corporate Secretary of the Company.

Management Supervision by Board

The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented on the Board. The Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet from time-to-time with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the table provided under "Election of Directors" in this Information Circular.

Orientation and Continuing Education

The Company’s Board of Directors takes the following steps to ensure that all new directors receive orientation regarding the role of the Board, its committees and directors, and the nature and operations of the Company:

1.
An assessment is made of the new director’s set of skills and professional background. This allows the orientation to be customized to that director’s needs since different information regarding the nature and operations of the Company’s business will be necessary and relevant to each new director. Once this is determined, one or more of the existing directors, who may be assisted by the Company’s management, provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

2.	Technical presentations are conducted at most Board meetings to ensure that the directors maintain the skills and knowledge necessary for them to meet their obligations as directors of the Company.

All Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.

Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has responsibility for the stewardship of the Company including responsibility for strategic planning, identification of the principal risks of the Company’s business and implementation of appropriate systems to manage these risks. In addition, the Board is responsible for succession planning and the integrity of the Company’s internal controls. The Board seeks to foster a culture of ethical conduct by striving to ensure that the Company conducts its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board encourages management to consult with legal and financial advisors to ensure that the Company is in compliance with legal and financial requirements; is aware of the Company’s continuous disclosure obligations and reviews prior to their distribution such material disclosure documents including, but not limited to, the interim and annual financial statements and Management’s Discussion and Analysis; relies on the Audit Committee to review and discuss the Company’s systems of financial controls with the external auditor; actively monitors the Company’s compliance with the Board’s directives to ensure that all material transactions are reviewed and authorized by the Board before being undertaken by management; and has established a “Whistleblower Policy” which details the complaint procedures for financial concerns and is posted on the Company’s website.

In addition, the Board must comply with the conflict of interest provisions of the Canada Business Corporations Act in addition to the relevant securities regulatory instruments and TSX Venture Exchange policies, in order to ensure that the directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and persons with experience related to mineral exploration are consulted for possible candidates. At the Company’s present stage of development, the Board does not believe that a separate Nominating Committee is required.

Compensation of Directors and the CEO

Mr. Irwin, Mr. Morgan and Ms. Martin sit on the Executive Compensation and Corporate Governance Committee which has the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the Executive Compensation and Corporate Governance Committee reviews compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration and mining industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the Executive Compensation and Corporate Governance Committee annually reviews the performance of the CEO in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

In addition to the Audit Committee, the Company has an Executive Compensation and Corporate Governance Committee and a Technical Committee. The Executive Compensation and Corporate Governance Committee determines the compensation for executives and directors and acts as the corporate governance committee in monitoring corporate governance compliance and setting corporate governance policy. The Technical Committee assists in matters such as exploration, development, permitting, construction, environmental, social, monitoring and compliance relating to the Company’s projects.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Executive Compensation and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment of the Stock Option Plan

The Company's stock option plan (the “Plan”), when originally adopted in 2005, provided that a total of 5,000,000 shares were reserved for issuance upon exercise of stock options granted under the Plan or otherwise. Since the Plan was adopted, a total of 660,000 shares have been issued upon exercise of options, leaving a total of 4,340,000 shares that can be issued upon exercise of options. The Company considers it appropriate to amend the Plan to increase the number of shares that reserved for issue under the Plan by 4,660,000 shares, to give it the ability to grant further options but limiting the aggregate number of shares that may be issued upon exercise of options to 9,000,000 shares, or approximately 14.1% of its outstanding shares. Accordingly, the Board is submitting for approval of the shareholders at the Meeting a resolution amending the Plan to increase the number of shares reserved for issue under the Plan by 4,660,000 shares. The increased number of available options will facilitate the Company's search for and retention of senior management and to provide additional incentive to the Company's employees, officers and directors.

As of the date hereof, the Company has options outstanding under its Plan to purchase 4,300,000 shares. In addition, in January 2006 and in February, 2006, the Company granted a further 150,000 options and 660,000 options, respectively outside the Plan. The details of these grants are set out below:

Name of Optionee	Number of Options Granted	Exercise Price	Expiry Date
G.F. Consulting Corp.	150,000	$0.71	January 9, 2011
Paul Morgan	220,000	$0.89	February 10, 2011
Paul Naughton	220,000	$0.89	February 10, 2011
Brian C. Irwin	220,000	$0.89	February 10, 2011
TOTAL	810,000

Since such grants could require the Company to issue more shares than are reserved under the Plan, the grants were made subject to shareholder approval and to shareholders approving the increase in the number of shares reserved for issue under the Plan. In other words, if the stock option grants are approved and the proposed amendment is approved, there will be 5,110,000 options outstanding to purchase shares issued under the Plan and 3,890,000 shares reserved and available for issue under options to be granted under the Plan.

Since the resolutions approving the increase in the number of shares reserved for issue under the Plan permits the directors to reserve greater than 10% of the issued shares of the Company under options granted to insiders as a group, the Company must obtain approval of a majority of the shareholders at the Meeting, excluding insiders and their associates, (the "disinterested shareholders") to such specific term of the amended Plan. For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities. Similarly, the stock option grants must be approved by disinterested shareholders, being those shareholders that were not granted the options to be approved.

Accordingly, at the Meeting, disinterested shareholders will be asked to pass resolutions in the following form:

“UPON MOTION IT WAS RESOLVED that the Company approve the amendment of the Plan to increase the number of shares reserved for issuance under the Plan by 4,660,000 shares from 4,340,000 to 9,000,000.”

and

“UPON MOTION IT WAS RESOLVED that the shareholders approve the grants of 150,000 options of the Company exercisable for 5 years at $0.71 per share and the grants of 660,000 options of the Company exercisable for 5 years at $0.89 per share as more particularly set out in the Management Information Circular in respect of this meeting.”

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A by sending a written request to Sterling Tower, 372 Bay Street Suite 1201, Toronto, Ontario, M5H 2W9, Attention: Investor Relations. Financial information is provided in the Company's comparative financial statements and MD&A for its fiscal year ended June 30, 2006.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The Board of Directors of the Company has approved the contents and sending of this Information Circular.

DATED this 3rd day of November, 2006.

___________________________________________
COLLIN ELLISON
President, CEO & Director